SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

1	Copy of the disclosure letter we sent to the	5
Philippine Stock Exchange and the Securities and Exchange Commission regarding the article entitled “PLDT ownership probed”, published in today’s issue of the BusinessMirror (internet edition).

June 29, 2011

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We refer to your letter of June 29, 2011 requesting PLDT to comment and provide additional information, if any, regarding the article entitled “PLDT ownership probed”, published in today’s issue of the BusinessMirror (internet edition). The article reported in part that:

“The Supreme Court has directed the Securities and Exchange Commission to determine if Philippine Long Distance Telephone Co. violated the constitutional provision that limits foreign ownership of public utilities to 40 percent.

The order was made during Tuesday’s regular full-court session of the Court, wherein it partly granted the petition filed by Wilson Gamboa, a human-rights lawyer, seeking to annul the sale of the government-acquired 111,415 Philippine Telecommunications Investment Corp. (PTIC) in PLDT shares to Hong Kong-based First Pacific Co. Ltd. worth P25.2 billion.

In their vote, the majority of the justices held that the term “capital” in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and, “thus in the present case, only to common shares, and not to the total outstanding, capital stock” composed of “common” or voting shares and “preferred” or nonvoting shares.

....

In his petition, Gamboa said the sale violated the constitutional limitation on foreign ownership of a public utility; he also said the respondents committed grave abuse of discretion by allowing the sale of PTIC shares to First Pacific.

Gamboa said that as a consequence, First Pacific and NTT DoCoMo, a minority stockholder, would own 51.56 percent of PLDT’s equity, which is over and above the maximum allowable 40 percent under the Constitution.

Gamboa said foreign entities have been breaching the constitutional limitation on foreign ownership of PLDT as early as 2003 and that the foreign ownership of common equity for 2003-2005 hovered at 60 percent.

The petitioner said foreigners could only own up to 40 percent of the voting stocks, which are common shares as defined by the Corporation Code of the Philippines. However, foreign entities can own in excess of the 40-percent cap on common shares, provided such excess would cover nonvoting stocks or preferred             shares.

Gamboa said the position of PLDT—that the determination of foreign ownership in a public utility should be based on the combined preferred and common stockholdings of a given public utility—was a misinterpretation of Section 11, Article XII.”

We advise that PLDT is not a respondent in the petition filed by Wilson Gamboa and has not received a copy of the Supreme Court decision referred to in the news report.

We reserve our comment until such time that the reported Supreme Court decision has been officially issued and we have had an opportunity to review the same.

We affirm that PLDT’s foreign ownership is well below the limit of forty percent of its “capital” as this term has been interpreted in numerous opinions issued by the Securities and Exchange Commission.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 29, 2011

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan
Corporation Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of our letter dated June 29, 2011 to the Philippine Stock Exchange, Inc. (PSE) in connection with PSE’s letter of even date regarding the article entitled “PLDT ownership probed”, published in today’s issue of the BusinessMirror (internet edition).

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 29, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553; 816-8556

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

11. Item 9 – Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. dated June 29, 2011 in connection with PSE’s letter of even date regarding the article entitled “PLDT ownership probed”, published in today’s issue of the BusinessMirror (internet edition).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 29, 2011